SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


     For the fiscal year ended December 31, 2003


                                       OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


         For the transition period from             to
                                        ------------  ------------


              Commission file number 0-5519 (Associated Banc-Corp)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


   ASSOCIATED BANC-CORP 401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                              ASSOCIATED BANC-CORP
                                1200 Hansen Road
                           Green Bay, Wisconsin 54304

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       ASSOCIATED BANC-CORP
                                       401(k) PROFIT SHARING AND EMPLOYEE STOCK
                                       OWNERSHIP PLAN


                                       /s/ James A. Noffke
                                       ----------------------------------------
                                       James A. Noffke, Chairman
                                       Retirement Program Committee

                              ASSOCIATED BANC-CORP
              401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

                        Financial Statements and Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                              ASSOCIATED BANC-CORP
              401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS
                                                                         Page(s)
-------------------------------------------------------------------------------
Report of Independent Registered Public Accounting Firm                     1

Statements of Net Assets Available for Plan Benefits,
  December 31, 2003 and 2002                                                2

Statements of Changes in Net Assets Available for Plan Benefits,
     Years Ended December 31, 2003 and 2002                                 3

Notes to Financial Statements                                            4-11

Schedule H, line 4i - Schedule of Assets (Held at End of Year),
    December 31, 2003                                                   12-13

             Report of Independent Registered Public Accounting Firm


The Plan Administrator
Associated Banc-Corp
401(k) Profit Sharing & Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan
(Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 4, 2004

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002



                                                       2003           2002

-------------------------------------------------------------------------------
Assets:
  Investments, at fair value:
    Common/collective trust funds                  $140,035,804   $102,889,136
    Common stocks                                   125,895,995     99,954,166
    Mutual funds                                     46,526,663     21,829,208
    Loans to participants                             1,067,184        986,811
-------------------------------------------------------------------------------
Total Investments                                   313,525,646    225,659,321
Cash and cash equivalents                                15,749         88,999
Accrued interest and dividends receivable                    10             25
Cash surrender value of life insurance                  194,422        230,088
Employer contribution receivable                     12,159,449     10,837,143
-------------------------------------------------------------------------------
Net assets available for plan benefits             $325,895,276   $236,815,576
===============================================================================

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2003 and 2002


                                                       2003           2002
-------------------------------------------------------------------------------
Additions:
Investment Income (loss):
   Appreciation (depreciation) in fair
    value of investments                         $  57,293,669   $ (14,087,363)
   Interest and dividends                            4,492,503       3,829,023
-------------------------------------------------------------------------------
Total investment income (loss)                      61,786,172     (10,258,340)

Participant contributions                            9,580,331       8,082,512
Employer contributions                              12,159,449      10,837,143
Rollover contributions                               1,997,125       1,526,769
Other                                                       13             152
Transfer of Net Assets From Signal Financial
  Corporation 401(k) Profit Sharing Plan            21,818,107               0
-------------------------------------------------------------------------------
Total additions                                    107,341,197      10,188,236

Deductions:
   Distribution to participants                     17,566,214      14,859,492
   Insurance premiums                                   28,050          29,448
   Administrative expenses                             667,233         658,988
-------------------------------------------------------------------------------
Total deductions                                    18,261,497      15,547,928
-------------------------------------------------------------------------------
Net increase (decrease) in net
   assets available for plan benefits               89,079,700      (5,359,692)
Net assets available for plan benefits:
   Beginning of year                               236,815,576     242,175,268
-------------------------------------------------------------------------------
End of year                                      $ 325,895,276   $ 236,815,576
-------------------------------------------------------------------------------
        See accompanying notes to financial statements

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)  Description of the Plan

     The following brief description of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, formerly known as the Associated Banc-Corp Profit Sharing & 401(k) Plan, (the "Plan") is provided for general information. The Plan contains both profit sharing provisions and 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     Background

     Associated Banc-Corp (Company) has established the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Merger

     On January 2, 2003 all net assets of Signal Financial Corporation 401(k) Profit Sharing Plan totaling $21,818,107 were transferred into the Plan.

     Participants

     Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer 401(k) contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan upon completion of 30 days employment if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

     Contributions

     In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% and the limitations ($12,000 for 2003 and $11,000 for 2002) of Section 402(g) of the Code of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($2,000 for 2003 and $1,000 for 2002) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

     The Plan provides for a discretionary Company matching contribution equal to a percentage of compensation to match all or prt of the employee contribution for plan participants who have met the service requirements.

     The Plan provides for discretionary Company contributins under the profit sharing provision of the Plan. Such contributions are allocated to each participant's account based upon total participant's compensation, as defined by the Plan for the year.

     Vesting

     Participants are 100% vested at all times in both employee and matching contributions under the 401(k) portion of the Plan. The following is a schedule of vesting in the Company's discretionary profit sharing contribution:

     --------------------------------------------------------------------------
     Years of Service                                        Vested Percentage
     --------------------------------------------------------------------------
     Less than three                                                        0%
     Three but less than four                                              50%
     Four but less than five                                               75%
     Five or more                                                         100%
     --------------------------------------------------------------------------

     Forfeitures

     Upon termination, the non-vested portion of Company discretionary profit sharing contributions and the earnings thereon become subject to forfeiture. Forfeitures were approximately $675,680 and $ 346,500 in 2003 and 2002, respectively. The 2002 forfeitures were allocated to remaining active participants based on compensation. Under a new resolution effective January 1, 2003, the 2003 forfeitures are to be computed as if being allocated to all eligible participants but then only paid to the retired, deceased and disabled participants ($5,983) with the remainder ($669,697) being used to reduce employer contributions in the next calendar year. Under certain circumstances, the forfeited portion of a participant's account will be restored if the participant is re-employed by the Company within a five-year period.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in the Balanced Lifestage Fund, Growth Lifestage Fund, Growth Balanced Lifestage Fund, Conservative Balanced Lifestage Fund, Money Market Fund, Intermediate Term Bond Fund, Common Stock Fund, Foreign Equity Fund, Emerging Growth Fund, Equity Income Fund, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Fund, Janus Small Cap Value Fund, RS Diversified Growth Fund, Vanguard 500 Index Fund, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company (trustee). The following is a brief description of each fund:

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

     Balanced Lifestage Fund - The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large company stocks but including small and foreign stocks.

     Growth Lifestage Fund - The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

     Growth Balanced Lifestage Fund - The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in stocks with the remainder primarily consisting of investment grade bonds.

     Conservative Balanced Lifestage Fund - The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the remainder consisting of large company stocks.

     Money Market Fund - The fund is designed to provide safety of principal. Actual investments are made by the trustee into the Associated Trust Company, N.A. Cash Management Fund.

     Intermediate Term Bond Fund - The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

     Common Stock Fund - The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

     Foreign Equity Fund - The fund is designed to provide exposure to investment opportunities outside the United States. The fund invests primarily in attractively valued foreign common stocks.

     Emerging Growth Fund - The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. The fund invests in equities issued by small capitalization, fast growing companies.

     Equity Income Fund - The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

     Associated Banc-Corp Common Stock Fund - The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

     Dodge & Cox Stock Fund - The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

     EuroPacific Growth Fund - The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

     Goldman Sachs Growth Opportunities Fund - The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

     Janus Small Cap Value Fund - The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

     RS Diversified Growth Fund - The fund is designed to achieve long-term capital growth. The fund invests primarily in small capitalization growth companies.

     Vanguard 500 Index Fund - The fund seeks to track the S&P 500 Index as closely as possible by investing in each of the Index 500 stocks according to each stock's weighting in the Index.

     Weitz Value Fund - The fund is designed to achieve capital appreciation by investing primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values.

     Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

     Participant Loans

     A participant may request a loan for one or a combination of the following reasons: (a) purchase or preservation of a participant-owned principal residence, (b) education expenses for the participant or their dependent, or (c) extensive medical expenses in the participant's immediate family. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

     from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

     A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate offered by Associated Bank, N.A. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence.

     Valuation of Plan Assets

     Plan assets are valued daily. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

     Distributions

     Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant's attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the date of distribution.

     Termination of Plan

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies of the Plan are as follows:

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Investments and Income Recognition

     Investment securities are valued at quoted market prices. The investments in units of the common/collective trust funds are valued at the amount at which shares in the funds can be withdrawn, which approximates fair value. Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of specific identification. The Plan's funds record interest income on the accrual basis and dividends on the ex-dividend date.

     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)  Investments

     The fair value of investments that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:

                                                                          2003            2002
     ---------------------------------------------------------------------------------------------
     Associated Banc-Corp Common Stock Fund                           $125,895,995    $99,954,166
     Associated Trust Company, N.A. Balanced Lifestage Fund             40,200,582     30,559,377
     Associated Trust Company, N.A. Growth Lifestage Fund               38,491,333     26,933,587
     Associated Trust Company, N.A. Cash Management Fund                28,749,321     21,455,946
     Associated Trust Company, N.A. Intermediate Term Bond Fund         15,007,763     16,353,788
     ---------------------------------------------------------------------------------------------

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

     The fair value of the Associated Trust Company, N.A. Intermediate Term Bond Fund at December 31, 2003 did not represent 5% or more of the Plan's net assets but has been disclosed for comparative purposes.

     During 2003 and 2002, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated/(depreciated) in value by $57,293,669 and ($14,087,363) respectively, as follows:


                                                        2003           2002
                                                        ----           ----
     Associated Banc-Corp Common
       Stock Fund                                  $ 27,008,635   $  5,290,604
     Common/Collective Trust Funds                   20,112,714    (13,373,750)
     Mutual Funds                                    10,172,320     (6,004,217)
                                                   ------------   -------------

     Total                                         $ 57,293,669   $(14,087,363)
                                                   ============   =============

(4)  Transactions with Related Parties

     The Associated Banc-Corp Common Stock Fund at December 31, 2003 and 2002 included 2,922,378 shares and 2,906,746 shares, respectively, of common stock of the Company with fair values of $125,077,786 and $98,654,813 respectively. Dividend income from Company stock totaled $4,080,327 and $3,543,612 in 2003 and 2002, respectively.

     Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees paid to Associated Trust Company totaled $640,563 and $648,525 in 2003 and 2002, respectively.

     The Plan invests in various Associated Trust Company, N.A.
     common/collective trust funds. As of December 31, 2003 and 2002, $140,035,804 and $102,889,136, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds.

ASSOCIATED BANC-CORP
401(K) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002
(5)  Benefits Payable

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

                                                       2003            2002
     Net assets available for plan benefits
       per the financial statements               $325,895,276    $236,815,576
     Amounts allocated to withdrawing
       participants                                 (1,303,349)       (584,305)
                                                  -----------------------------
     Net Assets available for benefits per
       the Form 5500                              $324,591,927    $236,231,271
                                                  =============================

     The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002 to Form 5500:

                                                       2003            2002
     Benefits paid to participants per the
       financial statements                       $ 17,566,214    $ 14,859,492
     Add: Amounts allocated to withdrawing
        participants at December 31, 2003
        and 2002, respectively                       1,303,349         584,305
     Less: Amounts allocated to withdrawing
       participants at December 31, 2002 and
       2001, respectively                             (584,305)     (1,153,829)
                                                  -----------------------------
     Benefits paid to participants per Form 5500  $ 18,285,258    $ 14,289,968
                                                  =============================
(6)  Income Taxes

     The Plan administrator has received a favorable tax determination letter, dated July 18, 2002, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan's financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

     Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

(7) Subsequent Events

     On January 22, 2004, certain net assets of The CFG 401(k) Profit Sharing Plan totaling $6,741,399 were transferred into the Plan.

ASSOCIATED BANC-CORP
401(k) PLAN PROFIT SHARING PLAN & ESOP

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2003

-------------------------------------------------------------------------------------------
                                       Description of investment,
                                       including maturity date,
Identity of issue, borrower,           rate of interest, collateral par,       Current
Lessor, or similar party               or maturity value                        Value
-------------------------------------------------------------------------------------------
* Associated Trust Company, N.A.                241,276 units               $   4,829,938
  Emerging Growth Fund

* Associated Trust Company, N.A.                 54,873 units                   7,139,426
  Common Stock Fund

* Associated Trust Company, N.A.                 21,084 units                   1,280,038
  Equity Income Fund

* Associated Trust Company, N.A.                 65,286 units                   2,922,816
  Foreign Equity Fund

* Associated Trust Company, N.A.              3,381,748 units                  40,200,582
  Balanced Lifestage Fund

* Associated Trust Company, N.A.                 54,186 units                     656,861
  Growth Balanced Lifestage Fund

* Associated Trust Company, N.A.              3,058,520 units                  38,491,333
  Growth Lifestage Fund

* Associated Trust Company, N.A.                612,527 units                  15,007,763
  Intermediate Term Bond Fund

* Associated Trust Company, N.A.                 29,490 units                     483,508
  Short Term Bond Fund

* Associated Trust Company, N.A.                 25,095 units                     274,218
  Conservative Balanced Lifestage Fund

* Associated Trust Company, N.A.             28,536,679 units                  28,749,321
  Money Market Account (Identified as
  Investment Election:
    Cash Management Fund)
-------------------------------------------------------------------------------------------
Total Common/Collective Trust Funds                                         $ 140,035,804

ASSOCIATED BANC-CORP
401(k) PLAN PROFIT SHARING PLAN & ESOP

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2003

-------------------------------------------------------------------------------------------
                                       Description of investment,
                                       including maturity date,
Identity of issue, borrower,           rate of interest, collateral par,       Current
Lessor, or similar party               or maturity value                        Value
-------------------------------------------------------------------------------------------
* Associated Banc-Corp Common
  Stock Fund                                  2,509,278 units               $ 125,895,995
-------------------------------------------------------------------------------------------
  Total Common Stocks                                                       $ 125,895,995

  Dodge & Cox Stock Fund                         92,213 units               $  10,491,959

  Euro Pac Growth Fund                           69,453 units                   2,078,728

  Goldman Sachs TR Growth
    Opportunity Instl                           154,779 units                   2,950,087

  Janus Small Cap Value Fund                    251,743 units                   7,826,701

  RS Diversified Growth Fund                    205,092 units                   4,585,867

  Vanguard 500 Index Fund                       127,463 units                  13,087,897

  Weitz Value Fund                              153,869 units                   5,505,424

-------------------------------------------------------------------------------------------
     Total Mutual Funds                                                     $  46,526,663
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  Loans to Participants  (144 participant loans with                        $   1,067,184
    interest rates ranging from 4.25% to 10.50% and
    maturity dates ranging from January 4, 2004 to
    November 16, 2018)
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
  Total Investments                                                         $ 313,525,646

  Cash Surrender Value:
  Penn Mutual Life Insurance Co.                                            $      84,855
  The Guardian Insurance and Annuity Co.                                           30,654

ASSOCIATED BANC-CORP
401(k) PLAN PROFIT SHARING PLAN & ESOP

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2003

-------------------------------------------------------------------------------------------
                                       Description of investment,
                                       including maturity date,
Identity of issue, borrower,           rate of interest, collateral par,       Current
Lessor, or similar party               or maturity value                        Value
-------------------------------------------------------------------------------------------
  General American Life Ins. Co.                                                   78,913
-------------------------------------------------------------------------------------------
  Total Cash Surrender Value                                                $     194,422
-------------------------------------------------------------------------------------------
* Denotes a party-in-interest See accompanying independent auditors' report.

                CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM



The Board of Directors
Associated Banc-Corp:


We consent to incorporation by reference in the registration statement (No. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated June 4, 2004 relating to the statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2003, and Schedule H, line 4i - Schedule of Assets (Held at End of
Year), as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan.

     Chicago, Illinois
     June 24, 2004